SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2022
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐

No
☑
If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2022, incorporated by reference herein:
Exhibit

99.1

Release

dated

February

16,

2022,

“CONDENSED

CONSOLIDATED

UNAUDITED
INTERIM RESULTS

FOR THE SIX

MONTHS ENDED 31

DECEMBER 2021

AND CASH
DIVIDEND DECLARATION

”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: February 16, 2022

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Group ” or the “ Company ”)
CONDENSED CONSOLIDATED

UNAUDITED INTERIM RESULTS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2021 AND CASH

DIVIDEND DECLARATION
INTRODUCTION
The contents of this

short form announcement are the

responsibility of the board of

directors of DRDGOLD
(“ Board ”).
Shareholders

are

advised

that

this

short

form

announcement

represents

a

summary

of

the

information
contained in the full announcement and does not contain full or complete details.

Any investment decisions by investors and/or shareholders should therefore be based on consideration of the full announcement, accessible via

the JSE Limited (“
JSE ”) link at
https://senspdf.jse.co.za/documents/2022/JSE/ISSE/DRD/Interim_22.pdf and also

available for

viewing on
the

Group’s

website

at
https://www.drdgold.com/downloads/send/106

-2021-interim/251-results-31-
december-2021
.
A copy

of the

full announcement

is available

for inspection,

at DRDGOLD’s

registered office

and at

the
offices

of

its

sponsor

at

no

charge

during

normal

business

hours

on

Mondays

to

Fridays

from

today,

16 February 2022, until Wednesday,

23 February 2022.
KEY FINANCIAL RESULTS

SUMMARY
Six months ended

31 December 2021
Six months ended

31 December 2020
% decrease
Revenue – R million 2,498.5 2,977.4 16%
Operating profit – R million 832.0 1,441.8 42%

Earnings per share – South African (“ SA ”)
cents per share (“ cps ”)
58.0 111.0 48%
Headline earnings per share – cps 58.0 111.0 48%
Interim dividend – cps 20 40 50%
DIVIDEND
The Board

has declared

an interim

cash dividend

of 20

SA cps

for the

six months

ended 31

December
2021 as follows:
●

the dividend has been declared out of income reserves;
●

the local Dividend Withholding Tax

rate is 20% (twenty per cent);
●

the

gross

local

dividend

amount

is

20

SA

cents

per

ordinary

share

for

shareholders

exempt

from
Dividend Withholding Tax;
●

the net local dividend

amount is 16 SA

cents per ordinary share for

shareholders liable to pay Dividend
Withholding Tax;
●

DRDGOLD

currently

has

864,588,711

ordinary

shares

in

issue

(which

includes

6,612,266

treasury
shares); and
●

DRDGOLD’s income tax reference number is 9160/013/60/4.
In compliance with

the requirements

of Strate Proprietary

Limited (“
Strate
”) and the

JSE Limited Listings
Requirements, given the

Company’s primary listing

on the

exchange operated by

the JSE,

the salient

dates
for payment of the dividend are as follows:
●

last date to trade ordinary shares
cum
-dividend: Tuesday,

8 March 2022;
●

ordinary shares trade
ex
-dividend: Wednesday,

9 March 2022;
●

record date: Friday,

11 March

2022; and
●

payment date: Monday,

14 March 2022.
On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically

transferred

to

such shareholders’

bank

accounts or,

in the

absence of

suitable

mandates,
dividends

will

be

held

in

escrow

by

the

Company

until

suitable

mandates

are

received

to

electronically
transfer dividends to such shareholders.
Dividends in respect of dematerialised

shareholdings will be credited to

such shareholders’ accounts with
the relevant Central Securities Depository Participant (CSDP)

or broker.
To
comply

with

the

further

requirements

of

Strate,

between

Wednesday,

9

March

2022

and

Friday,

11

March

2022,

both

days

inclusive,

no

transfers

between

the

SA

share

register

and

any

other

share
register will be permitted

and no ordinary shares

pertaining to the SA

share register may be

dematerialised
or rematerialised.
The

currency

conversion

date

for

the

Australian

and

United

Kingdom

share

registers

will

be
Monday, 14 March

2022.

The holders of American

Depositary Receipts (“
ADRs
”) should confirm dividend

details with the depository
bank. Assuming an

exchange rate of

R15.00/$1, the dividend

payable on an

ADR is equivalent

to 11 United
States cents for

ADR holders

liable to pay dividend

withholding tax. However,

the actual rate

of payment
will depend on the exchange rate on the date for currency

conversion.
On behalf of the Board
TJ Cumming

DJ Pretorius
Non-Executive Chairman

Chief Executive Officer
Johannesburg

16 February 2022
DIRECTORS - (
#
Independent) (^Lead Independent)
Executives:
DJ (Niël) Pretorius (Chief Executive Officer)
AJ (Riaan) Davel (Chief Financial Officer)
Non-Executives:
TJ Cumming (Non-Executive Chairman); EA Jeneker^;

JA Holtzhausen
#
, TVBN Mnyango
#
, JJ Nel
#
,

KP Lebina
#
, CD Flemming
#
Company Secretary:
E Beukes

Investor Relations:
For further information, contact Niël Pretorius at:

Tel:

(+27) (0)11 470

2600, Fax: (+27) (0)86 524 3061,
Website: http://www.drdgold.com
Registered Office:
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park, 1709
South Africa
Sponsor:
One Capital
17 Fricker Road, Illovo, 2196